Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona Mining Limited (“Sayona”) intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona.  Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction.  No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont Lithium Inc. (“Piedmont”) and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at www.sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058.  Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2023 Annual Report on Form 10-K filed with the SEC on February 29, 2024, available at www.Piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://Sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on November 28, 2024.

2024 Annual General Meeting Chair Address

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) provides the Chair address for the 2024 Annual General Meeting.

It is my privilege and honour to welcome you all to Sayona Mining’s Annual General Meeting for 2024.

Before we review our business and 2024 results, I want to comment on the merger between Sayona Mining and Piedmont Lithium. This transaction establishes a North American lithium leader with unrivalled project optionality and a robust pipeline of growth projects. The combination is highly strategic, positioning us as the largest hard rock lithium producer in the region, with immediate opportunities to progress a capital-efficient brownfield expansion of the NAL operation and other projects in the combined portfolio.

By aligning our resources and integrating our businesses, we anticipate achieving substantial efficiencies and cost savings through synergies in logistics, procurement, marketing and corporate overheads. Simplified commercial arrangements and unified ownership structures pave the way for streamlined decision-making and enhanced efficiency. Together, we are creating a streamlined and agile organisation, well-equipped to capitalise on the growing demand for lithium products and to deliver superior value to our shareholders, partners, and communities.

The merger is underpinned by a strategic capital raise, ensuring the financial resilience and growth capacity of the newly combined entity. With equity financing totalling approximately A$149 million, supported by a cornerstone investment from Resource Capital Fund VIII, the company’s balance sheet is significantly strengthened. This enhanced financial foundation provides us with the flexibility to accelerate our development pipeline, pursue value-accretive projects, and withstand market fluctuations. The capital raise also demonstrates strong investor confidence in our strategy and positions us to capitalise on emerging opportunities across the lithium value chain.

Now, to the main business of this meeting. The last year has been transformative for our company—a year defined by significant milestones, robust growth, and a steadfast commitment to sustainable practices. As we look back, it is clear that Sayona has cemented its position as a leader in the lithium sector, well-equipped to play a crucial role in the global energy transition. Today, I am excited to share an overview of our achievements, our strategic direction, and the bright future that lies ahead for our company.

Firstly, on safety. While the year was free from fatalities, we still have significant room for improvement in our safety performance. Safety and sustainability are at the heart of our operations, and a relentless focus on health, safety, and environmental management will be hallmarks of the year ahead. Our safety programs and initiatives are moving us in the right direction, and the well-being of our employees and stakeholders will continue to be a priority as we grow.

During the year we undertook significant steps to enhance our corporate governance practices, reflecting our commitment to transparency, accountability, and sustainable growth. We strengthened the Board with the appointment of independent non-executive directors, ensuring diverse perspectives and robust oversight. Key governance structures were established, including the formation of Audit & Risk and Nomination & Remuneration Committees, which reinforce our focus on risk management, strategic planning, and alignment of remuneration with company performance. A refreshed management team has been pivotal in driving these changes, highlighted by the appointment of a new CEO, CFO, and Company Secretary, as well as the creation of a dedicated Investor Relations function to improve stakeholder engagement.

Complementing these changes, we introduced new remuneration policies and enhanced remuneration reporting to ensure fairness, clarity, and alignment with shareholder expectations. These initiatives collectively position Sayona as a company with strong governance foundations, ready to meet the challenges of a rapidly evolving industry.

One of the most significant achievements of 2024 has been the successful ramp-up of production at our North American Lithium (NAL) operation. The recommencement of spodumene concentrate production in March 2023 was a turning point for Sayona, demonstrating our ability to deliver complex projects on time and within budget. Since the restart, our operational team has continued to set new benchmarks in the lithium industry. By the end of FY24, we had produced 155,822 dry metric tonnes (dmt) of spodumene concentrate, with record monthly production of 19,314 dmt in May 2024 and peak daily output of 919 dmt in June 2024. These numbers are more than just figures; they are a testament to the strategic foresight, meticulous planning, and hard work of our entire team.

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058
ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

The completion and commissioning of key infrastructure projects, such as the Crushed Ore Dome and Tailings Storage Facility 1, have been instrumental in stabilising plant operations and enhancing throughput. These investments have not only improved reliability and increased plant utilisation to over 90% but also contributed to a higher recovery rate, now nearing 70%. Such operational efficiencies are pivotal as we continue to scale up our production capacity and strengthen our foothold in the market.

Additionally, we have seen significant progress in our exploration efforts. The 2023-2024 drilling campaign at NAL completed 198 drillholes totalling over 56,000 metres, confirming high-grade lithium mineralisation across multiple extensions. This resulted in a substantial 51% increase in our JORC Mineral Resource Estimate to 88 million tonnes at 1.13% Li₂O. This robust expansion underscores our potential for future growth and paves the way for continued exploration aimed at supporting long-term, sustainable production.

Our exploration drilling campaign at the Moblan Lithium Project has been a resounding success, with a total of 368 drillholes completed, covering over 75,000 metres. This extensive program has substantially increased the resource base, now standing at 93 million tonnes at 1.21% Li₂O, underscoring the project's world-class potential.

Turning to our financial performance, I am pleased to report significant progress despite the costs associated with the initial ramp-up of production. For the fiscal year ending June 2024, Sayona reported revenue of A$201 million—a remarkable achievement for our first full year of sales from the NAL operation. While net cash flow from operating activities stood at negative A$65 million, our financial position remains strong, supported by a cash balance of A$104 million at the end of September. This strong liquidity underpins our capacity to continue making targeted investments that drive growth and innovation.

Our capital expenditure of A$128 million reflects strategic investments in infrastructure and exploration. These investments are not just expenditures; they are strategic steps towards ensuring that Sayona maintains its competitive edge and maximises future returns. From enhancing plant reliability to funding advanced drilling campaigns, our financial strategies have laid a solid foundation for sustainable growth.

Looking ahead, we anticipate stronger financial performance as our optimisation projects continue to yield results. Initiatives such as pooling seaborne shipments to reduce freight costs, selective mining to improve ore quality, and the dissolution of the Piedmont offtake agreement are set to enhance our profit margins and long-term financial sustainability.

Sustainability and social responsibility are cornerstones of Sayona’s operations, and 2024 was no exception. Our commitment to minimising our environmental footprint and promoting sustainable practices is evident in projects such as the EVAPLANT™ water treatment initiative. This innovative project, which uses fast-growing willows to treat mining water and capture CO₂, exemplifies our proactive approach to environmental management. By producing organic biomass that supports the rehabilitation of waste rock piles, this initiative is not only environmentally beneficial but also aligns with the principles of the circular economy.

Equally important to our sustainability agenda is our engagement with the communities that host us. Throughout the year, we strengthened our relationships with local and Indigenous communities, ensuring that our growth is inclusive and mutually beneficial. Our collaboration with First Nations has been pivotal, exemplified by initiatives that respect cultural heritage and foster economic opportunities. We believe that true progress cannot occur in isolation, and we remain committed to working closely with these communities to promote shared prosperity.

A testament to our dedication to sustainability and community relations was our recognition as Business of the Year at the Québec Mineral Exploration Association Gala. This accolade is more than an award; it is validation of our unwavering commitment to responsible and transparent operations that benefit not only our stakeholders but also the broader community.

At Sayona, we understand that our success is built on the dedication, skill, and innovation of our workforce. In 2024, we prioritised initiatives that foster a positive, inclusive, and high-performing work environment. Our comprehensive recruitment and retention strategies have allowed us to attract top talent in a competitive market. Moreover, the implementation of programs such as phased retirement and development scholarships reflects our commitment to supporting employees at all stages of their careers.

Training and safety are paramount, and we have invested heavily in upskilling our workforce and maintaining robust health and safety protocols. I am proud to note that our focus on safety and well-being is paying off, as we continue to foster a culture where safety is not just a priority but a shared responsibility.

Looking forward, Sayona is well-positioned for continued success. Our strategic priorities for FY25 and beyond include further expanding our resource base, improving operational efficiency, exploring downstream opportunities, and completing the merger and integration with Piedmont Lithium.

In conclusion, 2024 has been a year of progress, challenges, and substantial achievements. I want to extend my heartfelt thanks to our management team, employees, partners, and shareholders for their dedication and support. Your trust fuels our ambition and drives us to push boundaries, innovate, and deliver on our promises.

With a clear vision, strong fundamentals, and an unwavering commitment to sustainability and excellence, we are poised to lead Sayona into a future defined by growth, resilience, and positive impact. Thank you for your continued support and confidence in our journey.

2	Sayona Mining Limited

Issued on behalf of the Board.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

About Sayona Mining

Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia.

In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation.

For more information, please visit us at www.sayonamining.com.au

3	Sayona Mining Limited